EXHIBIT 99.7
Media release

Mining giants back eight winning ideas in global Charge On Innovation Challenge to decarbonise mining

12 May 2022

MELBOURNE, Australia--In the global quest to significantly decarbonise mining operations, eight technology innovators’ submissions have been selected to progress beyond the Charge On Innovation Challenge. The global challenge, launched by BHP, Rio Tinto and Vale sought to accelerate commercialisation of effective solutions for charging large electric haul trucks while simultaneously demonstrating there is an emerging market for these solutions in mining.

The eight innovators selected are ABB, Ampcontrol and Tritium (Australia), BluVeinXL, DB Engineering & Consulting with Echion Technologies, Hitachi, Shell Consortium, Siemens Off-board power supply, and 3ME Technology.

The Charge On Innovation Challenge was launched in 2021 and invited vendors and technology innovators from around the world and across industries, to collaborate with the mining industry to present novel electric truck charging solutions.

The Challenge received interest from over 350 companies across 19 industries, with over 80 companies submitting expressions of interest (EOI). 21 companies were then invited to present a detailed pitch of their solution. The final eight were chosen from these 21 companies.

These technology innovators worked together with the founding patrons – BHP, Rio Tinto, and Vale – and 16 other mining companies to accelerate commercialisation of interoperable solutions that can safely deliver electricity to large battery-electric off-road haul trucks – reducing emissions while enhancing mine productivity.

The Challenge?

Diesel-powered haul truck fleets are responsible for up to 80% of a mine’s emissions, but electrifying them requires charging systems capable of delivering energy at unprecedented power levels during operations.

The truly global challenge saw the eight winning solution concepts from Australia, Switzerland, Japan, Denmark, Singapore, United Kingdom, and North America.

They are:

•ABB – We are enabling the entire mining value chain to evolve through electrification, automation and digitalization embracing a joint industry approach linking the domain expertise of our people with the specialist knowledge of partners for fully integrated systems. Under our ABB Ability™ eMine purposeful framework of methods and solutions we have designed a dual charging system solution for stationary and in-motion charging. This is to optimize the electric mine hauling operation with high power, the shortest charging initiation time and limited truck design impacts by leveraging standardised infrastructure and onboard systems and components. This journey of partnership in action, research, development and testing will continue.

•Ampcontrol and Tritium (Australia) - The Ampcontrol and Tritium mining haul truck battery swap solution is an end-to-end ultra-fast modular recharging station that is fully automated, relocatable, scalable and cell agnostic. Drive-in/drive-out, an autonomous transfer robot swap batteries in 90 seconds, significantly reducing safety risks and increasing productivity by excluding personnel from the swap process.

•BluVeinXL - BluVeinXL is a dynamic charging technology solution for heavy battery electric vehicles in open-pit mining and safely enables the full electrification of heavy mining fleets. It enables the ability for grid power to be used to power the electric drive motors and charge the onboard vehicle battery simultaneously.

•DB Engineering & Consulting (DB E&C) and Echion Technologies - have come together to develop a world-leading solution for the electrification of mining trucks. Our Catenary and Advanced Battery Technology system combines proven rail industry technology with cutting edge XNO™ battery chemistry to deliver an unrivalled electric solution

•Hitachi Energy - is proposing an innovative haul truck electrification solution which addresses the sustainability needs of the mining industry without compromising the productivity of the mine. Using Grid-eMotion™ Flash – a pioneering technology for sustainable e-mobility – the proposed solution will rapidly and safely charge the haul trucks’ batteries in just a few minutes. A holistic and detailed monitoring and control solution for the charging process and the grid connection system is provided by the innovative e-mesh™ digital solutions for e-mobility.

•Shell Consortium - For mobile equipment on a mine site, Shell helps to enable a decarbonised, cost neutral end-to-end interoperable electrification system while minimising operational impact. It combines an innovative, high-powered battery solution, with ultrafast charging and a standardised micro-grid energy system.

•Siemens - Siemens patented Zero-Emission, Battery electric Haul Truck solution combines a proven off-board energy source (trolley substation and overhead catenary) with on-board energy storage (LTO batteries) capable of dynamic 6C and >400kWh in-cycle charging while simultaneously providing increased power to the wheels to decrease overall cycle time and increase productivity.

•3ME Technology - is a battery and electric vehicle technology company that develops and manufactures safe, scalable, remotely monitored, and reliable battery systems to power heavy-duty mining equipment. 3ME Technology is providing the Charge On Innovation Challenge with a purpose-refined version of its novel Bladevolt® Battery System to fit the requirements of haul truck operations. The haul truck-specific Bladevolt® XL system will be scalable to fit varied truck sizes, composed of the optimum chemistry, cost-effective and compliant with the proposed charging infrastructure, as well as enabled to capture and analyse critical data that will help improve operations going forward.

Next steps

Winners are collaborating with interested mining companies, OEMs and investors to accelerate the technology development to support the future roll-out of zero-emissions fleets.

BHP’s Group Procurement Officer, James Agar, said, “The truly global nature of the final eight technology innovators selected, from across industries, demonstrates the level of interest that exists to work closely with the mining industry in seeking solutions to decarbonise mining fleets. The Charge On Innovation Challenge is a great example of the current collaborative work being done to reimagine traditional models and relationships, which will enable innovative solutions to be designed, tested and implemented, fast-tracking the adoption of new technology.”

Rio Tinto Chief Technical Officer Mark Davies said, “With this group of innovators, we’re taking another step in the right direction towards changing the way haul truck systems operate in the mining sector. Through collaborations like this, where we all come together to create change, we can drive long-term benefits for our industry and the environment.

“We know we have a role to play in helping solve the global climate challenge. We’re looking at how we can make changes across our business to reduce our carbon emissions by 50 per cent by 2030. Initiatives like the Charge On Innovation Challenge can help us reach our targets.”

Vale´s CEO, Eduardo Bartolomeo said, “It is with great pride that we announce the winners of this Challenge who have presented solutions that promise to disrupt the sector. The decarbonisation challenge is so extensive that the mining industry cannot tackle it alone, but with partnerships such as these, we hope to reach this goal, for ourselves, for our communities and for our planet.”

GHD, one of the world’s leading professional services companies, has facilitated the Charge On Innovation Challenge, and is now leading the process of establishing consortia to drive the testing of preferred technologies. GHD's role builds on the significant work of Austmine to launch the challenge, which attracted a number of supporting organisations, OEMs and investors.

GHD’s CEO, Ashley Wright, said, “We are proud to help the global mining industry innovate to reduce emissions. Our role with Charge On Innovation Challenge is aligned with our Future Energy ambitions of helping clients and communities move to a future of reliable, affordable and secure low-carbon energy, sooner. Decarbonising heavy-emitting sectors, including both mining and transport, will be crucial to realising this vision.”

More information

BHP
Satish Rajmohan
Satish.rajmohan@bhp.com
+65 9825 6307

Rio Tinto
Kate Barcham: Media Relations
Kate.barcham@riotinto.com
+61 438 990 238

Vale
Murilo Fiuza: Media Relations
Murilo.fiuza@vale.com,
+55 21 99170-2290

GHD
Kirill Reztsov: Global Communications Advisor
kirill.reztsov@ghd.com
+61 2 9239 7175

About Charge On Innovation Challenge:

BHP, Rio Tinto, and Vale, three of the world’s biggest resource companies, have launched the Charge On Innovation Challenge, a global competition for technology innovators to develop new concepts for large-scale haul truck electrification systems to help significantly cut emissions from surface mine operations and unlock safety, productivity, and operational improvements.

www.chargeoninnovation.com

About GHD:

GHD is a leading professional services company operating in the global markets of water, energy and resources, environment, property and buildings, and transportation. Committed to a vision to make water, energy, and urbanisation sustainable for generations to come, GHD delivers engineering, architecture, environmental and construction solutions to public and private sector clients. Established in 1928 and privately owned by its people, GHD’s network of 10,000+ specialists are connected across 200 offices located in five continents and the Pacific region. www.ghd.com